UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number 001-38813

Maase Inc.

12F, Block B, Longhu Xicheng Tianjie

No. 399 Huazhaobi Xishun Street, Jinniu District, Chengdu

Sichuan Province, People’s Republic of China

Tel: +86-028-86762596

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Maase Inc. Announces Update on Substitution Listing and 1-for-90 Reverse Split

As the Company previously announced, the Company plans to cease the listing of its American Depositary Shares (the “ADSs”) on the Nasdaq Stock Market LLC (“Nasdaq”) and list its Class A ordinary shares of a par value of US$0.09 each on a post-reverse stock split basis for trading on Nasdaq in substitution for its ADSs (the “Substitution Listing”). The Company expects that its ADSs will cease trading on Nasdaq at 5:00 p.m. (New York Time) on June 20, 2025, and that the ADR Facility will be terminated as of the close of business (New York Time) on June 20, 2025.

Immediately following the termination of the ADR Facility, the Company will implement a reverse stock split, pursuant to which every 90 existing ordinary shares of a par value of US$0.001 each will be consolidated into one new ordinary share of a par value of US$0.09 each. Each shareholder of the Company should expect to receive one new ordinary share, with a par value of US$0.09 each, for every 90 existing ordinary shares previously held. For the Company’s former ADS holders, the reverse stock split would have the same effect as one new Class A ordinary share, with a par value of US$0.09 each, for each ADS previously held. All resulting fractional shares will be rounded up to the nearest whole number of shares.

The Company expects that its Class A ordinary shares will commence trading on Nasdaq on a post-reverse stock split basis under the symbol “MAAS” on June 23, 2025. Following the reverse stock split, the Company’s total outstanding ordinary shares will be reduced to 15,250,537 shares, comprising 8,583,869 Class A ordinary shares and 6,666,668 Class B ordinary shares. The Company expects that the trading price of its consolidated Class A ordinary shares will remain unchanged. This expectation is due to the fact that the ratio of the previously listed ADSs to Class A ordinary shares is consistent with the reverse split ratio of the ordinary shares following the termination of the ADR Facility, both being 90:1. The new ISIN number for the consolidated Class A ordinary shares will be KYG4453R1157 and the new CUSIP number will be G4453R 115.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Maase Inc.
Date: June 18, 2025
	By:	/s/ Zhou Min
		Name:	Zhou Min
		Title:	Vice-Chairperson of the Board, Chief Executive Officer

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